MALIZIA SPIDI & FISCH, PC ATTORNEYS AT LAW
901 NEW YORK AVENUE, N.W. SUITE 210 EAST WASHINGTON, D.C. 20001 (202) 434-4660 FACSIMILE: (202) 434-4661	1900 SOUTH ATHERTON STREET SUITE 101 STATE COLLEGE, PA 16801 (814) 272-3502 FACSIMILE: (814) 272-3514

December 18, 2007

Board of Directors

William Penn Bank, FSB

8150 Route 13

Levittown, Pennsylvania 19057

Dear Board Members:

You have requested our opinion regarding certain Pennsylvania tax consequences to William Penn Bank, FSB (“Bank”), William Penn Bancorp, Inc. (“Bancorp”), William Penn, MHC (“MHC”), and the Bank’s Other Members under the laws of the Commonwealth of Pennsylvania associated with the proposed transactions (collectively, the “Reorganization”), more fully described below, pursuant to which the Bank will change from a federally-chartered mutual savings bank (“Mutual Bank”) to a federally-chartered capital stock bank (“Stock Bank”) and reorganize into the federally-chartered mutual holding company structure.

BACKGROUND

You have previously received an opinion from this firm regarding the material Federal income tax consequences of the proposed Reorganization (“Federal Tax Opinion”). Based upon the facts stated in the Federal Tax Opinion, the Federal Tax Opinion concludes, among other things, that the conversion to a federal stock savings bank charter by the Mutual Bank qualifies as a reorganization under Section 368(a)(1)(F) of the Internal Revenue Code of 1986, as amended (“IRC”), the transfer of 100% of the issued common stock of the Stock Bank to the MHC in exchange for the membership interests in the Mutual Bank that are conveyed to the MHC qualifies as an exchange of property for stock under Section 351 of IRC, and that the Bank, Bancorp, the MHC and the Other Members of the Bank will not recognize income, gain, or loss for Federal income tax purposes solely for reasons of the implementation of the Reorganization.

Our opinion is based upon (1) the facts and circumstances attendant to the Reorganization, including the representations of the Bank, as described in the Federal Tax Opinion, (2) current provisions of Pennsylvania law, as reflected in Pennsylvania statutes, administrative regulations and rulings thereunder, and court decisions, (3) the Federal Tax Opinion, (4) the understanding that only the specific Pennsylvania issues and tax consequences opined upon herein are covered by this tax opinion, and no other federal, state, or local taxes of any kind were considered, (5) your understanding that this opinion is not binding on the state revenue authorities or the courts and should not be considered a representation, warranty, or guarantee that the state

MALIZIA SPIDI & FISCH, PC

Board of Directors

December 18, 2007

 revenue authorities or the courts will concur with our opinion, and (6) the assumption that the Reorganization will not result in the recognition of any gain, income or loss on the books of the Bank, under generally accepted accounting principles.

STATEMENT OF FACTS

The Reorganization referred to in this letter will be effected as follows, as stated in the Federal Tax Opinion:

1.	The Mutual Bank will organize an interim federal stock savings bank as a wholly owned subsidiary (“Interim One”);
2.	Interim One will organize Bancorp, a federal stock corporation, as a wholly-owned subsidiary;
3.	Interim One will organize an interim federal stock savings bank as a wholly owned subsidiary (“Interim Two”);
4.

The Mutual Bank will convert its charter to a federal stock savings bank charter, becoming the Stock Bank, and Interim One will convert its charter into a federal mutual holding company charter, becoming “MHC”;

5.	Interim Two will merge with and into the Stock Bank, with the Bank as the resulting institution;
6.	100% of the issued common stock of the Bank will be transferred to the MHC in exchange for the membership interests in the Bank that are conveyed to the MHC;
7.	The MHC will transfer 100% of the issued common stock of the Bank to Bancorp in a capital distribution; and
8.	Bancorp will issue a majority of its common stock to the MHC.

Upon completion of the Reorganization, the Bank will be a wholly-owned subsidiary of Bancorp and Bancorp will be a majority-owned subsidiary of the MHC.

STATE INCOME TAX LAW

PENNSYLVANIA MUTUAL THRIFT INSTITUTIONS TAX (“MTIT”)

Pennsylvania imposes the Pennsylvania MTIT on an institution at the rate of 11.5% of its taxable net income [72 P.S. §8502(a)]. An institution is defined as every “...savings bank without capital stock, building and loan association, savings and loan association, and savings institution having capital stock...” [72 P.S. §8501]. Net income for MTIT purposes is determined in accordance with generally accepted accounting principles, with certain exceptions and modifications that are generally not pertinent to this analysis [72 P.S. §8502(c)]. However, net income shall be determined on a separate company unconsolidated basis, using cost in lieu of equity accounting for investments in a subsidiary [72 P.S. §8502(c)(1)]. Institutions that are subject to the MTIT are exempt from all other corporate taxes imposed by the Commonwealth of Pennsylvania [72 P.S. §8502(e)].

MALIZIA SPIDI & FISCH, PC

Board of Directors

December 18, 2007

PENNSYLVANIA CORPORATE NET INCOME TAX (“CNI”)

The Pennsylvania CNI tax is imposed on domestic and foreign corporations and business trusts for the privilege of doing business, carrying on activities, or having capital employed or used or owning property in Pennsylvania at a rate of 9.99% of taxable income [72 P.S. §7402]. As stated above, entities subject to the MTIT would be exempt from the Pennsylvania CNI tax.

Taxable income for CNI tax purposes, where the entire business of a corporation is transacted within Pennsylvania, is defined as “...taxable income for the calendar year or fiscal year as returned to and ascertained by the federal government, or in the case of a corporation participating in the filing of consolidated returns to the federal government, the taxable income which would have been returned to and ascertained by the federal government if separate returns had been made to the federal government for the current and prior taxable years, subject, however, to any correction thereof, for fraud, evasion, or error as finally ascertained by the federal government...” [72 P.S. §7401(3)1(a)].

There are certain modifications made to federal taxable income to arrive at Pennsylvania taxable income for CNI purposes. For example, adjustments that would increase Pennsylvania taxable income include certain tax preference items not included in federal taxable income [72 P.S. §7401(3)1(d)], state taxes imposed on or measured by net income that are deducted to arrive at federal taxable income [72 P.S. §7401(3)1(o)] and certain federal depreciation deductions [72 P.S. §7401(3)1(q)]. Adjustments that would decrease Pennsylvania taxable income would include the federal dividends received deduction [72 P.S. §7401(3)1(b)] and interest on federal obligations [72 P.S. §7401(3)1(b.1)].

PENNSYLVANIA PERSONAL INCOME TAX (“PIT”)

The Pennsylvania PIT is imposed at a rate of 3.07% on each class of income deemed to be taxable by Pennsylvania [72 P.S. §7302]. The classes of income includable in taxable income for PIT purposes include compensation, net profits, net gains or income from disposition of property, net gains or income derived from or in the form of rents, royalties, patents and copyrights, dividends, certain lottery and gambling winnings and net gains or income derived through estates and trusts [72 P.S. §7303(a)].

Pennsylvania excludes from taxable classes of income “...the exchange of stock or securities in a corporation a party to a reorganization in pursuance of a plan or reorganization, solely for stock or securities in such corporation or in another corporation a party to the reorganization and the transfer of property to a corporation by one or more persons solely in exchange for stock or securities in such corporation if immediately after the exchange such person or persons are in control of the corporation...” [72 P.S. §7303(a)(3)(iv)].

MALIZIA SPIDI & FISCH, PC

Board of Directors

December 18, 2007

OPINION

It is our opinion that under the laws of the Commonwealth of Pennsylvania:

A.

The Bank will not recognize any net income or loss for Pennsylvania MTIT [72 P.S. §8501], purposes solely as a result of the Reorganization. Consequently, there should be no additional Pennsylvania MTIT liability incurred by the Bank solely as a result of the Reorganization. This is provided that the Bank does not recognize any net income or net loss under generally accepted accounting principles, on a separate company, unconsolidated basis using cost in lieu of equity accounting for investments in a subsidiary, solely as a result of the Reorganization.

B.

Bancorp will not incur any additional Pennsylvania CNI tax [72 P.S. §7401], solely as a result of the Reorganization. This is provided that the Reorganization does not result in an increase to the Federal taxable income of Bancorp, as is stated in the Federal Tax Opinion.

C.

The MHC will not incur any additional Pennsylvania CNI tax solely as a result of the Reorganization. This is provided that the Reorganization does not result in an increase to the Federal taxable income of the MHC, as is stated in the Federal Tax Opinion.

D.

Other Members of the Bank will not recognize any gain or loss for Pennsylvania PIT purposes [72 P.S. §7302], solely as a result of the Reorganization, provided they do not recognize any gain or loss for Federal income tax purposes solely as a result of the Reorganization, as is stated in the Federal Tax Opinion.

The state income tax opinions expressed above are limited to those taxes specified in this opinion letter and specifically do not include any opinions with respect to the consequences to Other Members of the Bank under any other taxes imposed by the Commonwealth of Pennsylvania or any other subdivision thereof, or imposed by states other then Pennsylvania and local jurisdictions of such states. In addition, the opinions herein specifically do not include (1) an opinion with respect to the consequences to the Bank, Bancorp and/or the MHC of the Reorganization under any local taxes imposed by any political subdivision of the Commonwealth of Pennsylvania, and under any state or local realty or other transfer tax, or (2) an opinion with respect to tax liabilities under the MTIT, the CNI Tax or the PIT attributable to events after the Reorganization or to any assets held or acquired by Bancorp other than stock of the Bank.

MALIZIA SPIDI & FISCH, PC

Board of Directors

December 18, 2007

Our opinion is based on the facts and conditions as stated herein, whether directly or by reference to the Federal Tax Opinion. If any of the facts and conditions are not entirely complete or accurate, it is imperative that we be informed immediately, as the inaccuracy or incompleteness could have a material effect on our conclusions. In rendering our opinion, we are relying upon the laws of the Commonwealth of Pennsylvania, as amended, the regulations and rules thereunder, and judicial and administrative interpretations thereof, which are subject to change or modification by subsequent legislative, regulatory, administrative, or judicial decisions. Any such changes could also have an effect on the validity of our opinion. We undertake no responsibility to update or supplement our opinion. Our opinion is not binding on the Internal Revenue Service or the Commonwealth of Pennsylvania, nor can any assurance be given that any of the foregoing parties will not take a contrary position or that our opinion will be upheld if challenged by such parties.

USE OF OPINION

This opinion is given solely for the benefit of the parties to the Reorganization, the shareholders of Stock Bank, Eligible Account Holders, Supplemental Eligible Account Holders, Other Members and other investors who purchase pursuant to the Reorganization, and may not be relied upon by any other party or entity or referred to in any document without our express written consent.

CONSENT

We consent to the filing of this opinion as an exhibit to (a) Registration Statement on Form SB-2 to be filed with the SEC, (b) Forms MHC-1 and MHC-2 to be filed with the Office of Thrift Supervision, and (c) Bancorp and MHC’s Application on Form H(e)-1 and to the references to this firm in Bancorp’s Prospectus related to the common stock offering described in the Reorganization.

Very truly yours,

/s/Malizia Spidi & Fisch, PC

Malizia Spidi & Fisch, PC